Exhibit 99.1

Date: February 26, 2016	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: Toronto Stock Exchange New York Stock Exchange

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial and Consumer Affairs Authority – Securities Division The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers Nova Scotia Securities Commission

Prince Edward Island Office of the Superintendent of Securities New Brunswick Financial and Consumer Services Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Subject: PEMBINA PIPELINE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	March 23, 2016
Record Date for Voting (if applicable) :	March 23, 2016
Beneficial Ownership Determination Date :	March 23, 2016
Meeting Date :	May 12, 2016
Meeting Location (if available) :	Calgary, AB:
Issuer sending proxy related materials directly to NOBO	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	706327103	CA7063271034

Sincerely,

Computershare

Agent for PEMBINA PIPELINE CORPORATION